

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 9, 2011

Edward Zinser
Chief Financial Officer
Boingo Wireless, Inc.
10960 Wilshire Blvd., Suite 800
Los Angeles, California 90024

> **Re:**   **Boingo Wireless, Inc.**
> **Registration Statement on Form S-1**
> **Filed on January 14, 2011**
> **File No. 333-171719**

Dear Mr. Zinser:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please be advised that you should include the price range, the size of the offering, information regarding the selling shareholders and all other required information (e.g., full Executive Compensation disclosure) in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2.   As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement,

please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

3. Please note the financial updating requirements of Rule 3-12 of Regulation S-X.

We may be unsuccessful in expanding into new venue types,…, page 9

4. Please explain why expansion into the venue types such as shopping malls, stadiums and quick service restaurants may require significantly higher initial capital expenditures than you have historically incurred.

Management's Discussion and Analysis, page 30

Overview, page 30

Key Business Metrics, page 31

5. We note you acquired certain venue contracts on September 17, 2007 and the Opti-Fi assets on November 1, 2008. Please explain to readers how your acquisitions have impacted the growth in revenue information discussed on page 30, the key performance indicators disclosed on page 31, and the comparative analysis of your results of operations on pages 36 - 42. In this regard, it seems since your acquisitions were consummated late in the year, their impact on your results of operations would not have been fully realized until the subsequent year.

Non-controlling Interests, page 33

6. We note from your disclosure on page 33 that you are required to pay a fixed annual distribution to minority shareholders of Concourse Communications Detroit. Please explain this obligation in more detail including, but not limited to, the nature of the arrangement, whether the minority shareholders have any continuing involvement in the operations of the business, the term, the amount, or how the amount is calculated, and whether this amount was considered as part of the purchase price, or is more akin to a dividend.

Executive Compensation, page 75

7. Please revise to disclose the aggregate grant date fair value of stock awards and option awards as computed in accordance with FASB Accounting Standards Codification Topic 718.

2. Summary of significant accounting policies, page F-8

Long-Lived assets, page F-13

8.	Please disclose the method of amortizing your long-lived assets, i.e. straight-line or an accelerated method.

9.	With a view towards clarifying disclosure, please explain to us how you are accounting for the airport venue contract intangible assets. Specifically tell us if you are accounting for each contract on an individual basis for purposes of amortization and impairment identification and measurement.

Revenue Recognition, page F-14

10.	We note on page F-11 that your charge card processor withholds 3% of your sales for future refunds for a period of six months. With a view towards expanded policy disclosure, explain to us how you account for the revenues withheld by your charge card processor. Also, if you have concluded that the withheld revenue is, in fact, realizable at the time of sale then you should explain why and provide us roll-forward information of the balance of cash withheld so that we may fully understand your history of providing refunds.

Non-controlling interests, page F-18

11.	Please tell us, in detail, how you account for the amounts due to minority shareholders in both Detroit and Chicago subsidiaries. Include sample journal entries and reference to accounting literature used as guidance.

12.	Please expand your disclosure to explain your arrangements with Detroit and Chicago minority shareholders in greater detail. For instance, are the payment obligations perpetual or do they have a term? What is the fixed amount due to Detroit minority shareholders? The amount payable to the Detroit minority shareholders appears to be accounted for differently than the amount payable to the Chicago minority shareholders; please explain why and what about the nature of the arrangements resulted in different accounting treatment.

3. Cash and cash equivalents and marketable securities, page F-22

13.	Please expand your disclosure to describe the nature of corporate securities classified as cash and cash equivalents.

7. Business acquisitions, page F-24

14. Explain to us your accounting for the contingent consideration to be paid in connection with your acquisition of Opti-Fi and refer us to the GAAP literature that you have relied upon as a basis for your accounting policy. Also include in your response an explanation of your consideration of the guidance for contingent purchase consideration provided in ASC 805-30-25-5.

8. Goodwill and other intangible assets, page F-25

15. Please explain to us how the value assigned to the service usage credits was determined. Also tell us if there are any limits on the seller's right to access your Wi-Fi networks other than the passage of time, e.g. number of minutes or time of use.

16. With a view towards clarifying disclosure, tell us if you are recognizing revenue in connection with the service usage credits issued to the seller of the venue contracts. If so, please expand your revenue recognition policy disclosure to fully explain your policies for recognizing this revenue, including determining the amount earned and the timing of your recognition. Also provide disclosure consistent with the guidance in ASC 605-20-50-1.

17. Please reconcile your disclosure here with your discussion on page 65, and page 30, of the acquisition in 2007 of seven managed and operated airports from Sprint Spectrum's network.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Attorney-Advisor, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/

Larry Spirgel
Assistant Director

cc: Ilan Lovinsky, Esq.
        Gunderson Dettmer

        Facsimile to (877) 881-9192